Via EDGAR
October 4, 2007
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	America Service Group Inc. Form 10-K for Fiscal Year Ended December 31, 2006 File No. 0-19673
Dear Mr. Rosenberg:
We have set forth below our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated September 20, 2007, concerning America Service Group Inc.’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
In responding to the comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For your convenience, we have listed the responses in the same order as the comments were presented and have repeated each comment prior to the response.
Form 10-K for the year ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
1.	You disclosed that you enter into three types of contracts with correctional institutions. You also disclosed in note 7 that each of your correctional healthcare contracts is a component of an entity. Based on these disclosures and given that the profitability and exposure to loss under fixed fee, population based and cost plus a fee can vary materially, please discuss and analyze in disclosure-type format trends and operating results according to the type of contract including:

Securities and Exchange Commission
Division of Corporation Finance
October 4, 2007

•	the percentage of fixed fee, population based and cost plus a fee revenues in relation to total revenues, preferably in a tabular format for each period;

•	the amount of contractual adjustments for each type of contract recognized in each period presented; and

•	the gross margin for each type of contract.
          Response: As disclosed, revenues fall into one of three general categories: fixed fee, population based, or cost plus a fee. For fixed fee contracts, revenues are recorded based on fixed monthly amounts established in the service contract irrespective of inmate population. Revenues for population based contracts are calculated either on a fixed fee that is subsequently adjusted using a per diem rate for variances in the inmate population from predetermined population levels or by a per diem rate multiplied by the average inmate population for the period of service. For cost plus a fee contracts, revenues are calculated based on actual expenses incurred during the service period plus a contractual fee.
          In certain circumstances, fixed fee or population based contracts will include provisions to mitigate a portion of the Company’s risk related to offsite cost or utilization increases. Offsite utilization risk is mitigated in the majority of the Company’s contracts through aggregate pools or caps for offsite expenses, stop-loss provisions, or, in some cases, the entire exclusion of certain or all offsite service costs. Therefore, although the Company has contracts that are fixed fee in nature, its exposure to unanticipated changes in offsite cost or utilization is limited in a significant majority of its contracts.
          The table below outlines the percentage of revenue from continuing operations for the fiscal years ended December 31, 2006, 2005 and 2004 for each of these three categories of contracts and the Company’s pharmacy subsidiary:

	Percentage of Revenue from Continuing Operations
	For the Year Ended	For the Year Ended	For the Year Ended
Contract Category	December 31, 2006	December 31, 2005	December 31, 2004
Fixed Fee	27.44%	26.41%	25.41%
Population Based	50.81%	48.04%	46.59%
Cost Plus Fixed Fee	18.73%	19.10%	19.46%
Pharmacy Revenue*	3.02%	6.45%	8.54%

*	Pharmacy revenue is revenue recognized by Secure Pharmacy Plus, LLC, an indirect subsidiary of the Company.
     The Company will include the foregoing disclosures in its future filings with the Commission.

Securities and Exchange Commission
Division of Corporation Finance
October 4, 2007

          With respect to contractual allowances, under all contracts, the Company records revenues net of any estimated contractual allowances for potential adjustments resulting from a failure to meet performance or staffing related criteria. The total amount for all contractual adjustments recognized for the fiscal years ended December 31, 2006, 2005 and 2004 was $4.8 million, $4.1 million and $2.0 million, respectively. For each of these years, this amount represents less than 1% of the Company’s revenues from continuing operations in each corresponding period. Accordingly, the Company believes that disclosing the breakout of total contractual adjustments among the aforementioned revenue categories would not be material to investors.
          Notwithstanding materiality considerations, the Company further believes that disclosing the breakout of total contractual adjustments among contract categories would result in competitive harm to the Company. Such disclosure would be specifically harmful to the Company due to the fact that for each of the years ended December 31, 2006, 2005 and 2004, the Company had only one contract in the cost plus a fixed fee category, the Riker’s Island contract with the New York City Department of Health and Mental Hygiene. If competitors were to have knowledge of the contractual adjustments that reduce the stated gross margin for this contract, they could use this information to their advantage in preparing their bids.
          Therefore, as the total amount for all contractual adjustments is not material to investors and the breakout of contractual adjustments between revenue categories would competitively harm the Company, the Company requests not to disclose this information in its future filings with the Commission.
          The market for providing correctional healthcare services to governmental entities is highly fragmented, extremely competitive and has few barriers to entry. The contracts with the governmental entities are of a limited duration and subject to competitive bid. Additionally, many contracts can be terminated without cause after a notice period. In general, the driving force in the decision to award a contract is the monetary terms.
          The Company is in direct competition with local, regional and national correctional healthcare providers. The Company’s competitors are privately held and are not required to disclose any financial information. If the Company were required to disclose its gross margin for each type of contract, competitors could use this information in developing their bids which would competitively harm the Company. Even disclosing the average gross margin for each type of contract would cause competitive harm to the Company as both customers and competitors alike could use such information to under cut the Company’s contract bid or question the appropriateness of the Company’s contractual pricing.
          Additionally, the Company does not believe that this information is material to investors, given the information already disclosed by the Company. The Company requests not to disclose gross margin for each category of contract in its future filings with the

Securities and Exchange Commission
Division of Corporation Finance
October 4, 2007

Commission as it believes that it would result in significant competitive harm to the Company.
Note 2 — Summary of Significant Accounting Policies, page F-7
Revenue and Cost Recognition, page F-7
2.	You make reference to independent valuation firms in several places in your filing, including Revenue and Cost Recognition on page F-7, “Contract and Other Intangibles” on page F-10, “Professional and General Liability Self-Insurance Retention” on page F-11, “Other Self-funded Insurance Reserves” on page F-12. This reference suggests to an investor that you are placing reliance on the firm. Please include the name or names of the valuation firm in the ‘34 Act filing. Additionally, if the form 10-K is incorporated by reference into a ‘33 Act registration statement, a consent from the valuation specialist must be provided in the ‘33 Act registration statement. Please advise.
          Response: On page F-8, the Company’s disclosure provides that “[a]n actuarial analysis is prepared at least quarterly by an independent actuary to evaluate the adequacy of the Company’s total accrual related to contracts which have a sufficient claims payment history.” On page F-10, the disclosure provides that “[t]he estimated useful life of the Company’s contract intangibles was determined by an independent appraisal at the time of the acquisition.” The Company’s disclosure on page F-12 under the caption “Professional and General Liability Self-Insurance Retention” provides that “[m]anagement establishes reserves for the estimated loss that will be incurred under these insurance policies after taking into consideration internal and external evaluations of the merits of the individual claims, analysis of claim history, the estimated reserves recommended by the Company’s third party administrator and an independent actuarial analysis.” Similarly, the disclosure under the caption “Other Self-funded Insurance Reserves” on page F-12 provides that “[t]he Company accrues the estimated liability of workers’ compensation claims based on internal and external evaluations of the merits of the individual claims, analysis of claims history and the estimated reserves assigned by the Company’s third party administrator. On a periodic basis, the Company obtains an independent actuarial analysis to further support the appropriateness of the workers’ compensation reserve.”
          Rule 436 under the Securities Act of 1933 requires the consent of an expert in two cases: (a) where any portion of a report or opinion of an expert is quoted or summarized and (b) where it is stated that any information in the filing has been reviewed or passed upon by an expert and that information is included in the filing upon the authority of or in reliance upon the expert. The Company’s filings do not quote or summarize the actuary or appraiser’s reports and, therefore, the Company does not believe that the criteria described in (a) above is met. With respect to the criteria under (b) above, the Company receives input from third parties, including independent actuaries and appraisers, with respect to its estimation of unbilled medical services, the useful life of intangibles, losses under insurance

Securities and Exchange Commission
Division of Corporation Finance
October 4, 2007

policies and reserves relating to workers’ compensation exposure. In each case, as reflected in both disclosures on page F-12, the information provided by third parties is reviewed by management and helps to form the basis of the Company’s estimates but is not the sole basis for the estimates. The independent analysis conducted by the third party provides data points for the Company’s management to consider in exercising its judgment as to the appropriate amount of the accrual or reserve. Management uses, in addition to the analysis prepared by the third party, its internal evaluations of the claims or contract and the Company’s prior experience in similar situations. The information included in the Company’s disclosure is not included upon the authority of or reliance upon the expert as required by criteria (b) described above. As a result, the Company does not believe that the actuaries and appraisers are “experts” within the meaning of Rule 436 and, therefore, disclosure of the name of the third parties or written consents from the third parties is not required. However, the Company will clarify its disclosures in future filings to indicate that appraisals and actuarial analysis are one of several factors considered by management in the determination of its reserves, accruals and valuations, and not refer to such information as being prepared by third parties.
Note 9 — Accounts Receivable, page F-17
3.	You disclosed that you had $1.7 million of billed receivables due from clients whose contracts expired prior to January 1, 2006. You also disclosed that $.3 million of this amount relates to amounts due from clients whose contracts expired prior to January 1, 2005. In addition, you disclosed that you had $.3 million of unbilled receivables from a former client under a risk sharing arrangement which remains unbillable at December 31, 2006 based on stated contract terms. Given the age of these receivables, the absence of an existing commercial relationship and the increased risk of collectibility, please provide in disclosure-type format the factors that lead you to believe that these receivables are collectible and that an allowance for doubtful accounts is not required.
          Response: The Company believes the amounts outstanding are contractually due from the applicable former customers and will ultimately be collected, notwithstanding their age or the current relationship with the obligor. A significant portion of the amount outstanding relates to billings for costs incurred by the Company for offsite medical services and pharmacy costs which are in excess of the Company’s maximum exposure for such costs as set forth under the Company’s contracts that were in effect with these former clients. Such billings can sometimes take in excess of one year to collect for the following reasons:
•	In certain cases, the Company’s contracts require that such costs be paid by the Company before they are eligible to be billed to the client. As a result, some contracts include a specific runoff period of 90 to 180 days after the end of the contract term during which the Company can continue to bill the client for such costs as the Company receives, adjudicates and pays claims for offsite medical services and pharmacy costs on behalf of the client. Some contracts do not place a time limit on the Company’s

Securities and Exchange Commission
Division of Corporation Finance
October 4, 2007

ability to continue to bill the client for such costs; under these contracts, the receipt, adjudication and payment of such costs at any time subsequent to the termination of the contract would result in additional billings to the client. As a result of these provisions and the inherent process of receiving, adjudicating and paying provider claims prior to the submission of a billing to the client, billings to these clients often occur well after the expiration of the contracts.
•	In certain situations, the client performs an audit of such billings and the supporting documentation prior to approving payment. Because of the significant volume of underlying transactions that can be included in such billings and limited resources available to our clients (local and state governments), the client’s audit process can be time consuming.

•	Once the audit has been completed, the client makes the Company aware of any questions or issues it has with any invoice. The two parties then work to resolve any discrepancies.

•	Once all questions are satisfactorily resolved, payment of the invoice usually requires the approval of the ruling commission or council for the governmental entity as additional funds must be appropriated since the fiscal year to which the invoice relates has passed.
          The Company has experienced historical success in its collection efforts. For example, at December 31, 2005, the Company had billed and unbilled receivables from customers whose contracts terminated prior to January 1, 2005 totaling $6.5 million. By December 31, 2006, the $6.5 million of receivables mentioned above, had been reduced to $0.6 million with only approximately $0.2 million of the reduction due to contractual adjustments. The Company expects to collect the remaining $0.6 million.
          Based on the contractual business issues presented above and the Company’s history of collecting aged receivables, the Company believes that the $1.7 million of billed receivables and $0.3 million of unbilled receivables due from clients whose contracts terminated prior to January 1, 2006 (as disclosed) represent services rendered by the Company and any amounts ultimately deemed to be uncollectible, if any, will not be material to the financial statements.
4.	You disclosed that you are in dispute with a current client over billed receivables in the amount of $1.8 million. You also disclosed that you have recorded contractual allowances of $1.2 million which you estimate as the amount due to the client for staffing penalities under the contract. Please clarify in disclosure-type format the nature of the staffing penalities dispute and how you accounted for the staffing penalties. Clarify if you have the right to offset pursuant to FIN 39. In addition, please tell us why you believe no allowance for doubtful accounts is required to be recorded relating to the $1.8 million receivable.

Securities and Exchange Commission
Division of Corporation Finance
October 4, 2007

          Response: The Company is involved in a dispute with a client, in which the client withheld payments to the Company on open receivables of $1.8 million, consisting of $1.2 million for claimed staffing penalties and $0.6 million for claimed liquidated damages. The Company is challenging the validity of the amount assessed for staffing penalties (1) as the contract required the method to be used to calculate the penalties be agreed to by the parties to the contract and no such agreement occurred, and (2) in its response to the client’s original request for proposal, which would rule absent an agreement in the contract, the Company made clear, its proposed method for the calculation of any staffing penalties; the client did not use the Company’s proposed method when calculating the amount withheld. The amount withheld by the client was their estimate related to the first 14 months of the initial contract term of 36 months. No additional amounts were withheld for the remainder of the contract which was amended and extended on October 31, 2006. The Company plans to appeal the amount withheld as staffing penalties to the state’s Board of Adjustment or, if required, to a court of competent jurisdiction.
          The Company’s contracts allow its clients to withhold penalties from payments for services made to the Company. Based on the client’s contractual right and the fact that clients have historically taken penalties as a deduction from payments, the Company typically reflects any liability for penalties as a reserve against accounts receivable. Accordingly, the Company believes that it meets the conditions for the right to offset as set forth under FIN 39.
          With respect to the contract in question, the Company has recorded a reserve of $1.2 million against accounts receivable as its estimate of staffing penalties for the entire 36-month term of the initial contract. Such estimate is based upon the method specified in the Company’s original bid, since no such method is specified in the contract.
          Additionally, the Company is challenging the amount withheld for liquidated damages totaling $0.6 million as well as the process by which the damages were estimated by the client. The contract with the client sets forth specific items for which damages could be assessed and maximum amounts for each item. The client’s assessment of damages did not relate to items for which damages could be assessed under the terms of the contract nor did it provide a calculation of the method used to estimate the damages for the alleged deficiencies. The Company also intends to appeal this issue to the state’s Board of Adjustment or, if required, to a court of competent jurisdiction. The Company has recorded no reserve for this amount as it believes the client had no basis for its withholding of payment.
          Although the Company intends to appeal both of these matters to the state’s Board of Adjustment, the appeal process was delayed due to contract language that requires mediation prior to such an appeal. On August 29, 2005, the Company attended a scheduled mediation in which the client represented that they were not prepared to discuss the matters. Since September 2005, the Company has attempted to engage in less formal discussions with the client to resolve the matter. As the client has shown a lack of interest in the discussions, the Company will move forward with its appeal to the Board of Adjustment.

Securities and Exchange Commission
Division of Corporation Finance
October 4, 2007

          Based on the facts described above, the Company believes that the outstanding amounts are contractually due from the client to the Company and any amounts ultimately deemed to be uncollectible, if any, will not be material to the financial statements.
5.	You disclosed that you are in dispute with a current client over billed receivables in the amount of $1.1 million. You also disclosed that you have not provided an allowance for doubtful accounts since the risk of loss is not probable. Please provide in disclosure-type format the nature of the dispute and why you believe that these receivables are collectible.
          Response: The Company is involved in a dispute with a client over billed receivables totaling $1.1 million. The receivables were invoiced to the client in the second quarter of 2006 and represent amounts paid to healthcare providers by the Company on behalf of the client. Such payments related to a settlement between the Company and a local healthcare provider utilized by the Company for providing off-site medical care to the client under this contract. The healthcare provider had challenged the rates that had been paid to it for services rendered during 2003 and through August of 2004. Under the terms of the contract between the Company and the client, the Company’s exposure for the cost of off-site services is fixed and the Company is allowed to bill the client for costs incurred in excess of the cap. The contract also does not place a time limit on the Company’s ability to bill for costs incurred as a result of rate challenges by off-site healthcare providers.
          While not formally disputing this receivable balance, the client has expressed concern over the Company’s execution of the settlement with the local healthcare provider without any involvement from the client in the negotiations. The contract is not specific as to whether the Company would be required to have the client involved in such negotiations. Historically, the client has not been involved in rate discussions with local healthcare providers.
          It is also important to note that effective September 1, 2004, the Company’s contract with this client was amended to make the client directly responsible for the cost of the type of off-site medical care provided by this local healthcare provider. The local healthcare provider subsequently challenged the rates paid to it by the client for services provided from September 1, 2004 forward. After protracted direct negotiations between the client and the local healthcare provider, a settlement agreement was reached for services provided from September 1, 2004 forward. The rates negotiated by the client in this settlement were similar to the rates previously negotiated between the Company and the local healthcare provider for services performed prior to September 1, 2004.
          The Company has been attempting to set a formal meeting to resolve the collection matter; however, these efforts were delayed at the beginning of 2007 by a change in the client personnel associated with managing the Company’s contract. This change necessitated an additional delay while the client’s new Chief of Medical Operations transitioned into his

Securities and Exchange Commission
Division of Corporation Finance
October 4, 2007

new responsibilities. The Chief of Medical Operations is now reviewing the facts around these outstanding receivables.
          Based on the facts described above, the Company believes that the outstanding amounts are contractually due from the client to the Company and any amounts ultimately deemed to be uncollectible, if any, will not be material to the financial statements.
6.	You disclosed that you initiated three lawsuits to collect $1.7 million in accounts receivable due from Baltimore County, Maryland. Given that you have commenced litigation to collect these receivables please provide in disclosure-type format the factors that lead you to believe that you performed the services that are in dispute and why you believe that these receivables are collectible.
          Response: The Company is currently involved in three lawsuits with its former client, Baltimore County, Maryland (the “County”), two of which relate to the requirement for the Company to continue providing services subsequent to June 30, 2005 and only one of which relates to the payment due to the Company from the client for such services rendered. The details of the pending litigation with the County are found in Note 23 on page F-30. For your convenience, the portion of Note 23 pertaining to the pending litigation with the County is included herein.
     Matters involving PHS and Baltimore County, Maryland. PHS is currently involved in three lawsuits with its former client, Baltimore County, Maryland (the “County”). The first lawsuit involves the term of PHS’ contract with the County. PHS contends that the original term of this contract expired on June 30, 2005, without the County exercising the first of three, two-year renewal options. On July 1, 2005, PHS sent a letter to the County stating its position that PHS’ contract to provide services expired on June 30, 2005 due to the County’s failure to provide such extension notice. The County is disputing PHS’ contention and has asserted that it properly exercised the first renewal option and that the term of the contract therefore was through June 30, 2007, with extension options through June 30, 2011. In 2005, the County and PHS agreed to have a judicial authority interpret the contract through formal judicial proceedings, and, at the County’s request, PHS continued to provide healthcare services to the County pending the judicial resolution of the dispute, while reserving all of its rights. Finally, during September 2006, amid reciprocal claims of default, both PHS and the County took individual steps to terminate the relationship between (or the contract, if it is ultimately determined to be in effect by the court in the proceeding discussed above) the parties. PHS contends that it terminated the relationship effective September 14, 2006, due to various breaches by the County.
     In November 2005, the Circuit Court for Baltimore County, Maryland ruled in favor of the County ruling that the County properly exercised its first, two year renewal option by sending a faxed written renewal amendment to PHS on July 1, 2005. PHS appealed this ruling. On December 6, 2006, the Maryland Court of Special Appeals (i) reversed this judgment; (ii) ruled that the County did not timely exercise its renewal option by its actions of July 1, 2005; and (iii) remanded the case to the district court to determine whether the County properly exercised the option by its conduct prior to June 30, 2005 — an issue not originally decided by the trial court. PHS plans to vigorously pursue its case with respect to this issue and feels that it has valid arguments in its favor. However, in the event PHS is not ultimately successful and the court determines that the contract was renewed due to the conduct of the County prior to June 30, 2005, such an adverse judgment could have a material adverse effect on the other two suits between the County and PHS (which are discussed below) and therefore on the Company’s financial position and its quarterly or annual results of operations.

Securities and Exchange Commission
Division of Corporation Finance
October 4, 2007

     The second lawsuit revolves around the County’s actions on or about May 5, 2006, when it opened a new detention facility. PHS is of the opinion that this new facility increased the staffing and equipment required to service the County contract in a material fashion not contemplated by the initial contract. The County informed PHS that it expected PHS to provide the same services at the new facility at no increase in price. Accordingly, on or about July 12, 2006, PHS filed a complaint for a declaratory judgment against the County in the Circuit Court for Baltimore County, Maryland seeking to have the Court declare that PHS is under no obligation to provide personnel or services to the County at the new facility. During the pendency of this second lawsuit, PHS was providing services at the new facility under a reservation of rights.
     Finally, as a result of the termination discussed above and the County’s claims of default, as of December 31, 2006, PHS has approximately $1.7 million of receivables due from this former client, primarily related to services rendered between April 1, 2006 and September 14, 2006. The County has refused to pay PHS for these amounts and therefore, on October 27, 2006, PHS filed suit against the County in the Circuit Court for Baltimore County, Maryland seeking collection of the outstanding receivable balances and damages for breach of contract, quantum meruit and unjust enrichment. PHS believes, in the case of the lawsuit filed in October 2006 that it has a valid and meritorious cause of action and, as a result, has concluded that the outstanding receivables, which represent services performed under the relationship between the parties, are probable of collection. However, although PHS believes it has valid contractual and legal arguments, an adverse result in either or both of the two declaratory judgment actions could have a negative impact on PHS’ ability to collect the outstanding receivable amount.
     Each of the three suits is currently separate and distinct; however, the ultimate resolution of any of these suits could influence the ultimate outcome of the remaining suits. Should PHS be unsuccessful in any or all of these suits, such result could have a material adverse effect on the Company’s financial position and its quarterly or annual results of operations.
          The underlying contract disputes in these matters relate to whether the client exercised proper notice to exercise its right to extend the contract (this is the subject of the first lawsuit discussed above) and whether the opening of a new detention facility by the client in May 2006 created a change in scope of the contract which would necessitate the negotiation of a new contract and additional compensation (this is the subject of the second lawsuit discussed above; the Company has not recognized any additional compensation due to the uncertainty of the outcome of the lawsuit). The Company’s position is that the original contract expired without renewal effective June 30, 2005. However, due to the client’s dispute of the contract expiration and the resulting lawsuits, the Company continued to provide services from July 1, 2005 to September 14, 2006 as if the contract were in effect. During this time period, the Company billed the client for services provided the amounts it was entitled to bill under the contract with a reservation of rights regarding the matters in dispute under the lawsuits. Through April 1, 2006, the client accepted such billings and rendered payment; however, amounts billed for April 1, 2006 through September 14, 2006 have not been paid by the client. Effective September 14, 2006, the client engaged another provider to provide the services formerly provided by the Company and the relationship between the Company and the client ceased.
          The Company has sued the County for lack of payment (the third lawsuit discussed above) of invoices for services rendered from April 1, 2006 through September 14, 2006.

Securities and Exchange Commission
Division of Corporation Finance
October 4, 2007

The Company is of the opinion that it will prevail in this lawsuit as it continued to provide services to the County as desired by the County (demonstrated by its lawsuit against the Company forcing it to do such) and the amounts billed were in accordance with the terms of the contract. Accordingly, the Company believes that the outstanding accounts receivable from the client to the Company represent services rendered by the Company and any amounts ultimately deemed to be uncollectible, if any, will not be material to the financial statements.
Please let us know if you have any further questions once you have had the opportunity to review our responses. The Company and its representatives can be available for further discussion, if necessary, at any time convenient to you. Please direct all inquiries to the undersigned at (615) 376 — 1376 (office) or (615) 376 — 1309 (fax).

Sincerely,
/s/ Michael W. Taylor
Michael W. Taylor
Senior Vice President and Chief Financial Officer